Exhibit 99.86

NexTech Appoints New Chief Financial Officer

Kashif Malik Joins the Company to Enable Finance and Operations to Support
Continued Rapid Growth

New York, NY - Toronto, ON – October 10th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) is pleased to announce that it has appointed Kashif Malik as Chief Financial Officer (“CFO”) of the Company.

Leading the financial and operational functions of the Company, Kashif will help drive the NexTech growth strategy and support all strategic and operational initiatives across its business. A qualified Chartered Accountant, Kashif brings over a decade of experience leading and scaling the financial, commercial and business operations of growth-oriented, global SaaS businesses.

Kashif began his professional career working at Deloitte in Ottawa, Canada specializing in technology and public entities. After leaving Deloitte, Kashif went to work for Merck (NYSE: MRK) in Bermuda leading the transition of their operations to different international locations. Kashif then joined Real Matters (TSX: REAL) in Toronto, Canada where he was involved in three major financings to fund four acquisitions and completed an IPO on the TSX with a valuation in excess of $1 Billion. Prior to joining NexTech, he worked consulting various SaaS organizations which led him to joining Leonardo as Vice President Finance and Board Member through a restructuring. Kashif reported to the Executive Chair and assumed leadership of the organization. He was instrumental in the sale of Leonardo to a public company for over 10X EBITDA.

Evan Gappelberg, CEO of NexTech AR Solutions, comments “Kashif brings to NexTech a portfolio of global and strategic experience that’s especially relevant to our business today and into the future. Our first year as a public company is coming to a close and we are now entering our rapid growth stage so the timing is perfect to be bringing in an experienced young, dynamic and hands on operational CFO with the heart of an entrepreneur. I believe that having Kashif onboard will prove instrumental as we enter our second year as a public company as he helps to navigate our exciting path forward in the rapidly growing AR industry.”

Added Kashif: “I am really excited to be joining the NexTech management team as the Company prepares to scale for exponential growth.” He continues, ” I am proud to be joining a company that is pushing the envelope on the boundaries of technology in augmented reality.”

As part of his compensation Kashif will receive 600,000 options priced at $0.84 for three year period. He will also receive 50,000 $0.84 options which are fully vested.

Amanda Arseneau will receive 250,000 options priced at $0.84 for three year period.

Feras Abutaha will receive 150,000 options priced at $0.84 for three year period.

Dave Miles will be resigning as CFO and Reuben Tozman has resigned as COO and director. We would like to thank them for their contributions to the Company.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The Company is pursuing three multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

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ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio is creating a proprietary 3D entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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